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                             April 14, 2021

       Leslie Cross
       Interim Chief Executive Officer
       Salona Global Medical Device Corporation
       2800 Park Place
       666 Burrard Street
       Vancouver, British Columbia
       V6C 2Z7

                                                        Re: Salona Global
Medical Device Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 6,
2021
                                                            CIK No. 0001617765

       Dear Mr. Cross:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       The Offering, page 9

   1. We note your response to prior comment 2 and revised cover page disclosure. As requested by our prior
comment, please also revise your disclosure here to clarify that the common shares will
be offered by the selling shareholders at a price of C$0.4749 until trading resumes on the
TSXV, as disclosed on the prospectus cover page.
 Leslie Cross
FirstName   LastNameLeslie  Cross
Salona Global   Medical Device Corporation
Comapany
April       NameSalona Global Medical Device Corporation
       14, 2021
April 214, 2021 Page 2
Page
FirstName LastName
Risk Factors
Our common shares are a high risk investment, page 10

2. We note your response to prior comment 9 and the revision made on page 27 that "the
         Consideration Shares will not be available for sale into the market or resale by the holders." We further note each Consideration Share may be converted into one share common stock of the Company at the election of the holder. Please revise to clarify if shares of your common stock representing converted shares of Consideration Shares are available for sale into the market or resale by the holders thereof. If so, please expand your risk factor disclosure to address the risks from the converted Consideration Shares being sold into market and disclose how and when those shares would be available for resale.
Use of Proceeds, page 55

3. We note you will use the proceeds from the exercise of the Resulting Issuer Warrants, as well as from the exercise of the Salona Compensation Options and Exchangeable
         Compensation Option to acquire other medical device businesses after the SDP transaction closes. Please expand your disclosure to identify, if known, any such businesses targeted. Refer to Instruction 6 of Item 504 of Regulation S-K for guidance.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Salona Global Medical Device Corporation
Liquidity and Capital Resources, page 67

4. We have read your revised disclosure in response to prior comment 18 from our letter dated March 29, 2021. Please revise your disclosure to provide a discussion of changes in operating, investing and financing cash flows for each period presented. Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your revised discussion should also focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350 and Item 303 of Regulation S-K.
Results of Operations of South Dakota Properties, page 68

5. We have read your revised disclosure in response to prior comment 18 from our letter dated March 29, 2021. Your discussion of the results of operations for South Dakota
         Partners does not address the underlying reasons for the decline in revenue nor provide an analysis of the period-over-period fluctuations in the income statement expense line items. Please revise to provide a full analysis of the operating results for South Dakota
         Partners. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Refer to Item 303(A)(3) and Instruction 4 to Item 303(A) of Regulation
 Leslie Cross
Salona Global Medical Device Corporation
April 14, 2021
Page 3
       S-K and Section III.D of SEC Release No. 33-6835.
Signatures, page II-7

6. We note your response to prior comment 22; however we do not see a corresponding change in your amendment. Please revise to have your principal accounting officer or controller sign the registration statement and indicate by parenthetical indication who is signing in that capacity. Refer to Instruction 1 to Signatures on Form
S-1.
       You may contact Tracey McKoy at 202-551-3772 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameLeslie Cross
                                                     Division of Corporation
Finance
Comapany NameSalona Global Medical Device Corporation
                                                     Office of Life Sciences
April 14, 2021 Page 3
cc:       Richard Raymer, Esq.
FirstName LastName